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FIRM / AFFILIATE OFFICES
May 18, 2022 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Taylor Beech, Katherine Bagley
                     Keira Nakada, Theresa Brillant

Re:               UL Inc.
                     Amendment No.1 to Draft Registration Statement on Form S-1
                     Submitted on March 9, 2022
                     CIK No. 0001901440

Ladies and Gentlemen:
On behalf of our client, UL Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated April 27, 2022 relating to the Company’s Amendment No. 2 to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 3 to the draft registration statement (“Amendment No. 3”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.
Market and Industry Data, page 2
1.We note your revised disclosure on page 2 regarding your 2021 UL Brand Study, and we reissue our prior comment 7 from our February 17, 2022 in part. Please identify the “specified markets” on which you focused the study.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 2 of Amendment No. 3.

May 18, 2022 Page 2
2.We note your response to comment 2, including that you have revised the disclosure that previously referred to the leading global consulting firm and the market analysis report to clarify that the statements are based on the Company’s beliefs and estimates, and that the statements in the filing are supported in part by the market analysis report. Please revise the disclosure in your filing to briefly describe the basis or assumptions underlying your estimates of the growth of the global TIC market. In this regard, we specifically note your disclosures describing the projected size of the global TIC market and outsourced TIC market by 2024, and the related CAGR. Please also supplementally provide us with a copy of the market report supporting the relevant statements in the filing. Please contact the staff member associated with the review of this filing to discuss how to submit these materials.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 8 and 120 of Amendment No. 3 and will supplementally provide the Staff with a copy of the market report supporting the relevant statements in the filing.
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Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,
cc:  Jennifer F. Scanlon, UL Inc.
Ryan D. Robinson, UL Inc.
Jacqueline K. McLaughlin, UL Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

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